UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             Riviera Holdings Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    769627100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Andrew J. Perel
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                            New York, New York 10281
                                 (212) 504-6656
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 22, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 2 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Flag Luxury Riv, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 400,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   0
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                400,000
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 3 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Flag Luxury Properties, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   400,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                400,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 4 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        MJX Flag Associates, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   400,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                400,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 5 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Flag Leisure Group, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   400,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                400,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 6 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sillerman Real Estate Ventures, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   400,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                400,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 7 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert Sillerman
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   400,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                400,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 8 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Paul Kanavos
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   400,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                400,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 9 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brett Torino
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   400,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                400,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 10 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Rivacq LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 300,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   0
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                300,000
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 11 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOF U.S. Hotel Co-Invest Holdings, L.L.C
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

XXX
                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 12 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOF VII U.S. Hotel Holdings, L.L.C
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 13 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        I-1/I-2 U.S. Holdings, L.L.C
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AE
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 14 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Starwood Global Opportunity Fund VII-A, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 15 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Starwood Global Opportunity Fund VII-B, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 16 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Starwood US Opportunity Fund VII-D, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 17 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Starwood US Opportunity Fund VII D-2, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 18 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Starwood Capital Hospitality Fund I-1, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 19 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Starwood Capital Hospitality Fund I-2, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 20 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOF-VII Management, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 21 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SCG Hotel Management, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 22 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Starwood Capital Group Global, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Connecticut
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 23 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Barry S. Sternlicht
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 123,200
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                123,200
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          423,200
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 24 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        High Desert Gaming, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 300,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   0
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                300,000
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 25 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        LAMB Partners
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 300,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   0
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                300,000
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 26 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        LAMB, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 300,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   0
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                300,000
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 27 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        ISLE Investors, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 75,300
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   0
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                75,300
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          75,300
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 28 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Greg Carlin
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   375,300
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                375,300
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          375,300
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                     PAGE 29 OF 42 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Neil Bluhm
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|_|
                                                            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH                   300,000
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER

                                0
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 30 OF 42 PAGES
----------------------------                           -------------------------

ITEM 1.  SECURITY AND ISSUER

      The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Riviera Holdings Corp., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

ITEM 2.  IDENTITY AND BACKGROUND

      This statement on Schedule 13D is being filed by Flag Luxury Riv, LLC ("FLR"), Flag Luxury Properties, LLC ("FLP"), MJX Flag Associates, LLC ("MJX"), Flag Leisure Group, LLC ("FLG"), Sillerman Real Estate Ventures, LLC ("SREV"), Robert Sillerman, Paul Kanavos, Brett Torino, Rivacq LLC ("Rivacq"), SOF U.S. Hotel Co-Invest Holdings, L.L.C. ("SOF Co-Invest"), SOF VII US Hotel Holdings, L.L.C. ("SOF VII"), I-1/I-2 U.S. Holdings, L.L.C. ("Hotel Fund"), Starwood Global Opportunity Fund VII-A, L.P. ("Opportunity Fund VII-A"), Starwood Global Opportunity Fund VII-B, L.P. ("Opportunity Fund VII-B"), Starwood U.S. Opportunity Fund VII-D, L.P. ("Opportunity Fund VII-D"), Starwood U.S. Opportunity Fund VII D-2, L.P. ("Opportunity Fund VII D-2," and together with Opportunity Fund VII-A, Opportunity Fund VII-B, and Opportunity Fund VII-D the "Opportunity Funds"), Starwood Capital Hospitality Fund I-1, L.P. ("Hospitality Fund I-1"), Starwood Capital Hospitality Fund I-2, L.P. ("Hospitality Fund I-2," and together with Hospitality Fund I-1 the "Hospitality Funds"), SOF-VII Management, L.L.C. ("SOF VII Management"), SCG Hotel Management, L.L.C. ("Hotel Management"), Starwood Capital Group Global, LLC ("SCGG"), Barry S. Sternlicht, High Desert Gaming, LLC ("HDG"), LAMB Partners, LAMB, LLC, ISLE Investors, LLC ("ISLE"), Greg Carlin, and Neil Bluhm (together the "Reporting Persons").

      FLR is a limited liability company formed under the laws of Delaware with its business address at 650 Madison Avenue, New York, NY 10022. FLR's principal business is the holding of Common Stock, 50% of which is held on behalf of FLP and 50% of which is held on behalf of Brett Torino.

      FLP, a limited liability company formed under the laws of Delaware, is a member of FLR, with an approximate 50% equity interest in FLR. FLP's business address is 650 Madison Avenue, New York, NY 10022 and its principal business is the development of high-end residential and hotel real estate properties.

      MJX, a limited liability company formed under the laws of Delaware, is a member of FLP with an approximate 29.9% equity interest in FLP. MJX's business address is 650 Madison Avenue, New York, NY 10022 and its principal business is the holding of a membership interest in FLP.

      FLG, a limited liability company formed under the laws of Delaware, is the managing member of FLP with an approximate 6.4% equity interest in FLP. FLG's business address is 650 Madison Avenue, New York, NY 10022 and its principal business is the management of FLP.

      SREV, a limited liability company formed under the laws of Delaware, is a member of FLG with a 30% equity interest in FLG. SREV's business address is 650 Madison Avenue, New York, NY 10022 and its principal business is the holding of a membership interest in FLG and lending funds to FLP and its affiliates.

      Robert Sillerman is the sole member of SREV, and owns substantially all of the equity interest of MJX. Mr. Sillerman is a citizen of the United States. Mr. Sillerman's business address is 650 Madison Avenue, New York, NY 10022 and his present principal occupation is Chairman and Chief Executive Officer of CKX, Inc.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 31 OF 42 PAGES
----------------------------                           -------------------------

      Paul Kanavos is the president of FLR, FLP and FLG. Mr. Kanavos is also a member of FLP with an approximate 13.6% equity interest in FLP that he holds solely and an approximate 9% equity interest in FLP that he holds jointly with a member of his family. Mr. Kanavos is also a member of FLG and holds a 70% equity interest in FLG. Mr. Kanavos is a citizen of the United States. Mr. Kanavos' business address is 650 Madison Avenue, New York, NY 10022 and his principal occupation is President of FLP.

      Brett Torino is the beneficial owner of 50% of the shares of Common Stock held by FLR. Mr. Torino is a citizen of the United States. Mr. Torino's business address is 6430 Schirlls Street, Las Vegas, NV 89118 and his present principal occupation is that of real estate professional.

      Rivacq is a limited liability company formed under the laws of Delaware with its business address at One World Financial Center, New York, NY 10281. Rivacq's principal business is the holding of Common Stock.

      SOF Co-Invest, a limited liability company formed under the laws of Delaware, is the sole member of Rivacq. SOF Co-Invest's business address is 591
W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

      SOF VII, a limited liability company formed under the laws of Delaware, is a member of SOF Co-Invest with a 25% equity interest in SOF Co-Invest. SOF VII's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

      Hotel Fund, a limited liability company formed under the laws of Delaware, is a member of SOF Co-Invest with a 75% equity interest in SOF Co-Invest. Hotel Fund's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

      The Opportunity Funds, each a limited partnership formed under the laws of Delaware, collectively own 100% of the equity of SOF VII. The business address for each of the Opportunity Funds is 591 W. Putnam Ave., Greenwich, CT 06830 and the principal business of each of the Opportunity Funds is real estate investment.

      The Hospitality Funds, each a limited partnership formed under the laws of Delaware, together own 100% of the equity of Hotel Fund. The business address for each of the Hospitality Funds is 591 W. Putnam Ave., Greenwich, CT 06830 and the principal business of each of Hospitality Funds is real estate investment.

      SOF VII Management, a limited liability company formed under the laws of Delaware, is the general partner of each of the Opportunity Funds. SOF VII Management's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

      Hotel Management, a limited liability company formed under the laws of Delaware, is the general partner of each of the Hospitality Funds. Hotel Management's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

      SCGG, a limited liability company formed under the laws of Connecticut, is the general manager of each of SOF VII Management and Hotel Management. SCGG's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

      Barry S. Sternlicht is the chairman and CEO of SCGG and CEO of SOF VII and Hotel Fund. Mr. Sternlicht is a citizen of the United States. Mr. Sternlicht's business address is 591 W. Putnam Ave., Greenwich, CT 06830 and his present principal occupation is that of private investor.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 32 OF 42 PAGES
----------------------------                           -------------------------

      HDG is a limited liability company formed under the laws of Delaware with its business address at 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611. HDG's principal business is investment in securities and various other asset classes.

      LAMB Partners, a general partnership formed under the laws of Illinois, is a member of HDG with an approximate 76% equity interest in HDG. LAMB Partners' business address is 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611 and its principal business is investment in securities and various other asset classes.

      LAMB, LLC, a limited liability company formed under the laws of Delaware, is the managing partner of LAMB Partners. LAMB, LLC's business address is 0223 Placer Lane, Aspen, CO 81612, P.O. Box 2147 and its principal business is investment in securities and various other asset classes.

      ISLE is a limited liability company formed under the laws of Delaware with its business address at 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611. ISLE's principal business is investment in securities and various other asset classes.

      Greg Carlin and Neil Bluhm are the sole managers of HDG. Mr. Carlin is also the manager of ISLE. Mr. Carlin is a citizen of the United States. Mr. Carlin's business address is 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611 and his present principal occupation is Managing Director of LAMB Partners. Mr. Bluhm is also the managing member of LAMB, LLC. Mr. Bluhm is a citizen of the United States. Mr. Bluhm's business address is 900 North Michigan Avenue, Suite 1900, Chicago, IL 60611 and his present principal occupation is that of private investor.

      None of the Reporting Persons has during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The aggregate purchase price for the 400,000 shares of Common Stock to be initially purchased by FLR pursuant to the Stock Purchase Agreement (as defined in Item 4 below) is $6,000,000. It is anticipated that the source of funding for the purchase of these shares of Common Stock will be a capital contribution from the working capital of FLP and Brett Torino.

      The aggregate purchase price for the 300,000 shares of Common Stock to be initially purchased by Rivacq pursuant to the Stock Purchase Agreement (as defined in Item 4 below) is $4,500,000. It is anticipated that the source of funding for the purchase of these shares of Common Stock will be capital contributions from the Opportunity Funds and Hospitality Funds.

      The aggregate purchase price for the 300,000 shares of Common Stock to be initially purchased by HDG pursuant to the Stock Purchase Agreement (as defined in Item 4 below) is $4,500,000. It is anticipated that the source of funding for the purchase of these shares of Common Stock will be a capital contribution from the working capital of investors in HDG.

ITEM 4.  PURPOSE OF TRANSACTION

      The shares of Common Stock beneficially owned by Barry S. Sternlicht and ISLE were originally acquired and held for investment.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 33 OF 42 PAGES
----------------------------                           -------------------------

      On December 22, 2005, FLR, Rivacq, and HDG (collectively, the "Buyers") entered into a joint bidding agreement (the "Joint Bidding Agreement") pursuant to which the Buyers agreed, among other things, to (i) cooperate with each other in connection with negotiating with the Company the terms and conditions of a definitive agreement with respect to a potential acquisition of the Company,
(ii) obtain the financing necessary to fund the consummation of such a potential acquisition, (iii) form a wholly-owned subsidiary of the Buyers ("Merger Sub") in connection with a potential merger of Merger Sub into the Company, the outstanding equity interests of which Merger Sub would be owned as to 40% by FLR, as to 30% by Rivacq and as to 30% by HDG and (iv) coordinate any acquisitions of shares of Common Stock such that the Buyers would respectively own such shares of Common Stock proportionately to the foregoing percentages. Under the Joint Bidding Agreement, the Buyers further agreed to share all expenses stemming from the activities contemplated by the Joint Bidding Agreement in proportion to the foregoing percentages. Pursuant to the Joint Bidding Agreement, each of the Buyers possesses a right of first offer with respect to any shares of Company Stock which any of the other parties to the Joint Bidding Agreement wishes to sell or transfer to any person other than an affiliate of such party or Merger Sub.

      On December 22, 2005, the Buyers entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with William L. Westerman ("Westerman") and The William L. Westerman 2004 Revocable Family Trust (the "Trust"), pursuant to which the Buyers agreed to acquire 1,000,000 shares of Common Stock from the Trust at a price of $15 per share, for an aggregate purchase price of $15,000,000. Pursuant to the Stock Purchase Agreement, FLR agreed to purchase 400,000 shares of Common Stock for an aggregate purchase price of $6,000,000, Rivacq agreed to purchase 300,000 shares of Common Stock for an aggregate purchase price of $4,500,000, and HDG agreed to purchase 300,000 shares of Common Stock for an aggregate purchase price of $4,500,000. The closing of such purchase and sale is currently scheduled to be held not earlier than January 3, 2006 and not later than January 10, 2006.

      In addition, pursuant to the Stock Purchase Agreement, the Buyers agreed to purchase 650,000 additional shares of Common Stock from the Trust at a purchase price of $15 per share, for an aggregate purchase price of $9,750,000 (the "Second Purchase"). The Second Purchase would consist of FLR acquiring 260,000 shares of Common Stock from the Trust for an aggregate purchase price of $3,900,000, Rivacq acquiring 195,000 shares of Common Stock from the Trust for an aggregate purchase price of $2,925,000 and HDG acquiring 195,000 shares of Common Stock from the Trust for an aggregate purchase price of $2,925,000. Pursuant to the Stock Purchase Agreement, the Trust also granted FLR, Rivacq and HDG an option to purchase 501,285 shares of Common Stock held by the Trust at a price of $15.00 per share, for an aggregate purchase price of $6,619,275 (the "Option"). The shares of Common Stock subject to the Option are allocated among the Buyers as follows: FLR would have the option to acquire 176,588 shares of Common Stock from the Trust for an aggregate purchase price of $2,647,830, Rivacq would have the option to acquire 132,502 shares of Common Stock from the Trust for an aggregate purchase price of $1,986,630, and HDG would have the option to aquire 132,501 shares of Common Stock from the Trust for an aggregate purchase price of $198,615. The Option is subject to partial exercise, provided that each exercise of the Option must involve the acquisition by the Buyers collectively of not less than 20,000 shares of Common Stock from the Trust. The Buyers' obligation to consummate the Second Purchase is subject to the satisfaction or waiver by the Buyers of each of the following conditions: (i) the waiver by the Board of Directors of the Company (the "Board") of the provisions of the Company's Articles of Incorporation which would, absent such consent, restrict the voting rights of any person that acquired 10% or more of the outstanding shares of Common Stock; (ii) the approval by the Board of the acquisition by the Buyers of the shares of Common Stock subject to the Second Purchase and the Option in accordance with the provisions of the General Corporation Law of Nevada prohibiting, absent such approval, certain transactions between "interested stockholders" and the Company; (iii) the approval by the Board of the acquisition by the Buyers, by merger or otherwise, of control of the Company (an "Acquisition Transaction") (clauses (i), (ii) and
(iii) being collectively, the "Board Approvals") and (iv) such approvals or other assurances as the Buyers may deem necessary or desirable from the Nevada gaming authorities and the Colorado gaming authorities in connection with the

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 34 OF 42 PAGES
----------------------------                           -------------------------

closing of the Second Purchase and the purchase and sale of the shares of Common Stock subject to the Option (clause (iv) being the "10% Gaming Approval"). The grant of the Option is effective upon the occurrence of the Board Approvals but the closing of the purchase and sale of the shares of Common Stock subject to the Option is also subject to the issuance of the 10% Gaming Approval.

      Under the Stock Purchase Agreement, Westerman has agreed, subject to his fiduciary duties as an executive officer and director of the Company, to (i) assist and cooperate with the Buyers in obtaining the 10% Gaming Approval as well as such approvals of the Nevada and Colorado gaming authorities as may be necessary to consummate an Acquisition Transaction and (ii) propose to the Board that a vacancy be created on the Board or that the Board be expanded and that a candidate nominated by the Buyers be appointed to the Board. Under the Stock Purchase Agreement, Westerman and the Trust have agreed, (i) subject to the issuance of the 10% Nevada Gaming Approval, to grant an irrevocable proxy to FLR or such other person as FLR shall designate to vote, at any meeting of the stockholders of the Company, all of the shares of Common Stock held by Westerman or the Trust in favor of the approval of any Acquisition and against any action, agreement or transaction that would result in the Company's obligations under an agreement with the Buyers with respect to an Acquisition Transaction (an "Acquisition Agreement") not being fulfilled and (ii) to cause any of the shares of Common Stock held by Westerman or the Trust to be voted in accordance with the foregoing. The Trust has also agreed, except as specifically permitted by the Stock Purchase Agreement or an Acquisition Agreement, not to sell, assign, transfer or otherwise encumber, or grant any voting rights or option, with respect to the shares of Common Stock held by the Trust, other than the charitable donation of no more than 100,000 shares of Common Stock following the approval of an Acquisition Transaction by the stockholders of the Company.

      The Stock Purchase Agreement further provides that the Buyers' current intent is to enter into negotiations with the Board with the objective of entering into an Acquisition Agreement as soon as practicable on terms reasonably acceptable to the Buyers providing for an Acquisition Transaction at a price of not less than $15 per share of Common Stock; provided that the Buyers and Westerman acknowledge that since the Company's press release of November 8, 2005 announcing the Company's conclusion of its strategic process, the Board has not considered any Acquisition Transaction and there is no assurance that any such Acquisition Transaction can be negotiated. Under the Stock Purchase Agreement, the Buyers have agreed to indemnify Westerman against, among other things, any loss resulting from any action brought by a third party against Westerman in his capacity as a stockholder (but not as a director or executive officer) of the Company in connection with the Stock Purchase Agreement (but excluding any losses resulting from Westerman's having been found to be in breach of his fiduciary duties to the Company or its stockholders).

      The Stock Purchase Agreement will automatically terminate upon the earliest of (i) the consummation of an Acquisition Transaction, (ii) 6 months following the date of the Stock Purchase Agreement in the event an Acquisition Agreement has not been executed by such date and (iii) (A) in the event that an Acquisition Agreement is entered into and is terminated in circumstances where the Company is potentially required to pay to the Buyers a termination fee or similar fee, 12 months following the date of such Acquisition Agreement or (B) in the event such Acquisition Agreement is terminated for any other reason, upon such termination.

      In addition to the acquisition of shares of Common Stock pursuant to the Second Purchase and the Option, the Reporting Persons may engage in additional purchases of shares of Common Stock, on the open market or otherwise, from time to time and depending on market conditions, in order to increase their stake in the Company. The Reporting Persons have engaged Bear, Stearns & Co. Inc. as their financial advisor in connection with a possible Acquisition Transaction. The Reporting Persons currently intend to approach the Board in order to initiate discussions with respect to a possible Acquisition Transaction to be effected at a price of $15 in cash per share of Common Stock. Such a possible Acquisition could involve, without limitation, a merger of Merger Sub with and into the Company.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 35 OF 42 PAGES
----------------------------                           -------------------------

However, there can be no assurance that any such Acquisition Transaction can be negotiated nor as to the price that may be agreed in connection with any such Acquisition Transaction. The Reporting Persons also intend to propose the appointment of a nominee to the Board. The Reporting Persons may, at any time and from time to time, review, reconsider or change their plans or proposals with respect to any of the foregoing.

      The foregoing and subsequent references to, and descriptions of, the Joint Bidding Agreement are qualified in their entirety by reference to the Joint Bidding Agreement, the terms of which are incorporated herein by reference to
Exhibit 10.2 hereto.

      The foregoing and subsequent references to, and descriptions of, the Stock Purchase Agreement are qualified in their entirety by reference to the Stock Purchase Agreement, the terms of which are incorporated herein by reference to
Exhibit 10.3 hereto.

      Because the Stock Purchase Agreement provides for certain arrangements among Buyers, Westerman and the Trust with respect to, among other things, the voting of Common Stock, Buyers, Westerman and the Trust may be deemed to be a "group" as referred to in Rule 13d-5 under the Securities and Exchange Act of 1934, as amended. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Buyers, Westerman and the Trust are members of a "group" for purposes of Rule 13d-5, or that any such "group" exists, and the Buyers expressly disclaim the existence, or membership in, any such "group" and beneficial ownership of Common Stock held by any such persons.

      Except as indicated above, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies in the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Articles of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Act of 1933, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Pursuant to the Stock Purchase Agreement, FLR has agreed to acquire 400,000 shares of Common Stock from the Trust. The closing of such acquisition is currently scheduled to be held not earlier than January 3, 2006 and not later than January 10, 2006. Accordingly, FLR may be deemed to have beneficial ownership of such shares of Common Stock, which represent approximately 3.2% of the outstanding shares of Common Stock as of October 31, 2005. FLP, as a member of FLR with a 50% equity interest in FLR, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Brett Torino, as the beneficial owner of 50% of the shares of Common Stock held by FLR, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. MJX, as a member of FLP with an approximate 29.9% equity interest in FLP, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. FLG, as the managing member of FLP with an approximate 6.4% equity interest in FLP, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. SREV, as a member of FLG with a 30% equity interest in FLG, may

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 36 OF 42 PAGES
----------------------------                           -------------------------

also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Paul Kanavos, as President of FLR, FLP, and FLG, and as a member of FLP with an approximate 13.6% equity interest in FLP that he holds solely and an approximate 9% equity interest in FLP that he holds jointly with a member of his family, and as a member of FLG with a 70% equity interest in FLG, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock.

      Pursuant to the Stock Purchase Agreement, Rivacq has agreed to acquire 300,000 shares of Common Stock from the Trust. The closing of such acquisition is currently scheduled to be held not earlier than January 3, 2006 and not later than January 10, 2006. Accordingly, Rivacq may be deemed to have beneficial ownership of such shares of Common Stock, which represent approximately 2.4% of the outstanding shares of Common Stock as of October 31, 2005. SOF Co-Invest, as the sole member of Rivacq, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Each of SOF VII and Hotel Fund, as the sole members of SOF Co-Invest, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Each of the Opportunity Funds, as the sole members of SOF VII, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Each of the Hospitality Funds, as the sole members of the Hotel Fund, may be deemed to have beneficial ownership of the foregoing shares of Common Stock. SOF VII Management, as the general partner of each of the Opportunity Funds, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Hotel Management, as the general partner of each of the Hospitality Funds, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. SCGG, as the managing member of SOF VII Management and Hotel Management, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Barry S. Sternlicht, as the Chairman and CEO of SCGG and CEO of SOF VII and Hotel Fund, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Mr. Sternlicht also directly holds 123,200 shares of Common Stock, which represents approximately 1.0% of the outstanding shares of Common Stock as of October 31, 2005, and which, together with the 300,000 shares of Common Stock that he may be deemed to own beneficially in his capacity as Chairman and CEO of SCGG and as an executive officer of certain affiliates as described above, constitutes approximately 3.4% of the outstanding shares of Common Stock as of October 31, 2005.

      Pursuant to the Stock Purchase Agreement, HDG has agreed to acquire 300,000 shares of Common Stock from the Trust. The closing of such acquisition is currently scheduled to be held not earlier than January 3, 2006 and not later than January 10, 2006. Accordingly, HDG may be deemed to have beneficial ownership of such shares of Common Stock, which represent approximately 2.4% of the outstanding shares of Common Stock as of October 31, 2005. LAMB Partners, as a member of HDG with an approximate 76% equity interest in HDG, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. LAMB, LLC, as the managing partner of LAMB Partners, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Greg Carlin, as a manager of HDG, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock. Neil Bluhm, as a manager of HDG and as managing member of LAMB, LLC, may also be deemed to have beneficial ownership of the foregoing shares of Common Stock.

      ISLE holds 75,300 shares of Common Stock, which represent approximately 0.6% of the outstanding shares of Common Stock as of October 31, 2005. Accordingly, Greg Carlin, as the manager of ISLE, may be deemed to have beneficial ownership of the foregoing shares of Common Stock, and which, together with the 300,000 shares of Common Stock that he may be deemed to own beneficially in his capacity as a manager of HDG, constitutes approximately 3% of the outstanding shares of Common Stock as of October 31, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 37 OF 42 PAGES
----------------------------                           -------------------------

      1. On December 27, 2005, FLR, FLP, MJX, FLG, SREV, Robert Sillerman, Paul Kanavos, Brett Torino, Rivacq, SOF Co-Invest, SOF VII, Hotel Fund, Opportunity Fund VII-A, Opportunity Fund VII-B, Opportunity Fund VII-D, Opportunity Fund VII D-2, Hospitality Fund I-1, Hospitality I-2, SOF VII Management, Hotel Management, SCGG, Barry S. Sternlicht, HDG, LAMB Partners, LAMB, LLC, ISLE, Greg Carlin and Neil Bluhm entered into a Joint Filing Agreement (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is filed herewith as Exhibit
10.1 and incorporated herein by reference.

      2. On December 22, 2005, FLR, Rivacq and HDG entered into the Joint Bidding Agreement. A copy of the Joint Bidding Agreement is filed herewith as
Exhibit 10.2 and incorporated herein by reference.

      3. On December 22, 2005, FLR, Rivacq and HDG entered into the Stock Purchase Agreement with Westerman and the Trust. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 10.3 and incorporated herein by reference.

      Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      The following documents are hereby filed as exhibits:

      Exhibit 10.1 Joint Filing Agreement, dated as of December 27, 2005, among Flag Luxury Riv, LLC, Flag Luxury Properties, LLC, MJX Flag Associates, LLC, Flag Leisure Group, LLC, Sillerman Real Estate Ventures, LLC, Robert Sillerman, Paul Kanavos, Brett Torino, Rivacq LLC, SOF U.S. Hotel Co-Invest Holdings, L.L.C., SOF VII US Hotel Holdings, L.L.C., I-1/I-2 U.S. Holdings, L.L.C., Starwood Global Opportunity Fund VII-A, L.P., Starwood Global Opportunity Fund VII-B, L.P., Starwood U.S. Opportunity Fund VII-D, L.P., Starwood U.S. Opportunity Fund VII D-2, L.P., Starwood Capital Hospitality Fund I-1, L.P., Starwood Capital Hospitality Fund I-2, L.P., SOF-VII Management, L.L.C., SCG Hotel Management, L.L.C., Starwood Capital Group Global, LLC, Barry S. Sternlicht, High Desert Gaming, LLC, LAMB Partners, LAMB, LLC, ISLE Investors, LLC, Greg Carlin, and Neil Bluhm (together the "Reporting Persons").

      Exhibit 10.2 Join Bidding Agreement, dated as of December 22, 2005, among Flag Luxury Riv, LLC, Rivacq LLC and High Desert Gaming, LLC.

      Exhibit 10.3 Stock Purchase Agreement, dated as of December 22, 2005, among Flag Luxury Riv, LLC, Rivacq LLC, High Desert Gaming, LLC, William L. Westerman and The William L. Westerman 2004 Revocable Family Trust.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 38 OF 42 PAGES
----------------------------                           -------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Flag Luxury Riv, LLC

                                      By:   /s/  Paul Kanavos
                                          -------------------------------------
                                      Name: Paul Kanavos
                                      Title: President


                                      Flag Luxury Properties, LLC

                                      By:   /s/  Paul Kanavos
                                          -------------------------------------
                                      Name: Paul Kanavos
                                      Title: President


                                      MJX Flag Associates, LLC

                                      By:   /s/  Robert Sillerman
                                          -------------------------------------
                                      Name: Member
                                      Title: Robert Sillerman


                                      Flag Leisure Group, LLC


                                      By:   /s/  Paul Kanavos
                                          -------------------------------------
                                      Name: Paul Kanavos
                                      Title: President


                                      Sillerman Real Estate Ventures, LLC

                                      By:   /s/ Robert Sillerman
                                          -------------------------------------
                                      Name: Robert Sillerman
                                      Title: Member


                                      Robert Sillerman

                                      /s/  Robert Sillerman
                                      -----------------------------------------


                                      Paul Kanavos

                                      /s/  Paul Kanavos
                                      -----------------------------------------


                                      Brett Torino

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 39 OF 42 PAGES
----------------------------                           -------------------------

                                /s/  Brett Torino


                                Rivacq LLC

                                By: SOF U.S. Hotel Co-Invest Holdings,
                                    ----------------------------------
                                    L.L.C.
                                    ----------------------------------

                                     By: SOF VII U.S. Hotel Holdings,
                                         -----------------------------------
                                         L.L.C.
                                         -----------------------------------

                                         By:   /s/  Barry S. Sternlicht
                                               --------------------------------
                                         Name: Barry S. Sternlicht
                                         Title: Chief Executive Officer


                                     By: I-1/I-2 U.S. Holdings, L.L.C.
                                         -----------------------------------

                                         By:   /s/  Barry S. Sternlicht
                                               --------------------------------
                                         Name: Barry S. Sternlicht
                                         Title: Chief Executive Officer


                                SOF U.S. Hotel Co-Invest Holdings, L.L.C.

                                By: SOF VII U.S. Hotel Holdings,  L.L.C.
                                    -------------------------------------------


                                     By:   /s/  Barry S. Sternlicht
                                           ---------------------------------
                                     Name: Barry S. Sternlicht
                                     Title: Chief Executive Officer


                                By: I-1/I-2 U.S. Holdings, L.L.C.

                                     By:   /s/  Barry S. Sternlicht
                                           ---------------------------------
                                     Name: Barry S. Sternlicht
                                     Title: Chief Executive Officer


                                SOF VII U.S. Hotel Holdings, L.L.C.

                                By:   /s/  Barry S. Sternlicht
                                      --------------------------------------
                                Name: Barry S. Sternlicht
                                Title: Chief Executive Officer


                                I-1/I-2 U.S. Holdings, L.L.C.

                                By:   /s/  Barry S. Sternlicht
                                      --------------------------------------
                                Name: Barry S. Sternlicht
                                Title: Chief Executive Officer

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 40 OF 42 PAGES
----------------------------                           -------------------------

                                Starwood Global Opportunity Fund VII-A, L.P.

                                By:   /s/  SOF-VII Management, L.L.C.
                                      -----------------------------------------
                                      Its general partner

                                      By: Starwood Capital Group Global, L.L.C.
                                      Its General manager

                                             By: /s/  Barry S. Sternlicht
                                                -------------------------------
                                                Name: Barry S. Sternlicht
                                                Title: Chief Executive Officer


                                Starwood Global Opportunity Fund VII-B, L.P.

                                By:   /s/  SOF-VII Management, L.L.C.
                                      -----------------------------------------
                                Its general partner

                                      By: Starwood Capital Group Global, L.L.C.
                                      Its General manager

                                             By: /s/  Barry S. Sternlicht
                                                -------------------------------
                                               Name: Barry S. Sternlicht
                                                  Title: Chief Executive Officer


                                Starwood U.S. Opportunity Fund VII-D, L.P.

                                By:   /s/  SOF-VII Management, L.L.C.
                                      -----------------------------------------
                                      Its general partner

                                      By: Starwood Capital Group Global, L.L.C.
                                      Its General manager

                                             By: /s/  Barry S. Sternlicht
                                                -------------------------------
                                               Name: Barry S. Sternlicht
                                                  Title: Chief Executive Officer


                                Starwood U.S. Opportunity Fund VII D-2, L.P.

                                By:   /s/  SOF-VII Management, L.L.C.
                                      -----------------------------------------
                                      Its general partner

                                      By: Starwood Capital Group Global, L.L.C.
                                             Its General manager

                                             By: /s/  Barry S. Sternlicht
                                                -------------------------------
                                               Name: Barry S. Sternlicht
                                               Title: Chief Executive Officer

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 41 OF 42 PAGES
----------------------------                           -------------------------

                                Starwood Capital Hospitality Fund I-1, L.P.

                                By:   /s/  SCG Hotel Management, L.L.C.
                                      ---------------------------------
                                      Its general partner

                                      By: Starwood Capital Group Global, L.L.C.
                                          -------------------------------------
                                      Its General manager

                                             By: /s/  Barry S. Sternlicht
                                                -------------------------------
                                               Name: Barry S. Sternlicht
                                               Title: Chief Executive Officer


                                Starwood Capital Hospitality Fund I-2, L.P.

                                By:   /s/  SCG Hotel Management, L.L.C.
                                      ---------------------------------
                                      Its general partner

                                      By: Starwood Capital Group Global, L.L.C.
                                          -------------------------------------
                                      Its General manager

                                             By: /s/  Barry S. Sternlicht
                                                -------------------------------
                                               Name: Barry S. Sternlicht
                                               Title: Chief Executive Officer


                                SOF-VII Management, L.L.C.

                                By: Starwood Capital Group Global, L.L.C.
                                    -------------------------------------
                                       Its General manager

                                      By: /s/  Barry S. Sternlicht
                                         --------------------------------------
                                        Name: Barry S. Sternlicht
                                           Title: Chief Executive Officer


                                SCG Hotel Management, L.L.C.

                                By: Starwood Capital Group Global, L.L.C.
                                    -------------------------------------
                                       Its General manager

                                      By: /s/  Barry S. Sternlicht
                                         --------------------------------------
                                        Name: Barry S. Sternlicht
                                           Title: Chief Executive Officer


                                Starwood Capital Group Global, LLC

                                By:   /s/  Barry S. Sternlicht
                                      -----------------------------------------
                                Name: Barry S. Sternlicht
                                Title: Chief Executive Officer

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.:  769627100                                    PAGE 42 OF 42 PAGES
----------------------------                           -------------------------

                                       Barry S. Sternlicht

                                       /s/  Barry S. Sternlicht
                                       --------------------------


                                       High Desert Gaming, LLC

                                       By:   /s/  Greg Carlin
                                             --------------------
                                       Name: Greg Carlin
                                       Title: Manager


                                       LAMB Partners

                                       By:   /s/  LAMB, LLC
                                             --------------------
                                       Its general partner

                                             By: /s/ Neil Bluhm
                                                --------------------------------
                                             Name: Neil Bluhm
                                             Title: Managing Member


                                       LAMB, LLC

                                       By:   /s/  Neil Bluhm
                                             ----------------------------------
                                       Name: Neil Bluhm
                                       Title: Managing Member


                                       ISLE Investors, LLC

                                       By:   /s/  Greg Carlin
                                             ----------------------------------
                                       Name: Greg Carlin
                                       Title: Manager


                                       Greg Carlin

                                       /s/  Greg Carlin
                                       ----------------------------------------


                                       Neil Bluhm

                                       /s/  Neil Bluhm
                                       ----------------------------------------




Dated: December 27, 2005